AMERICAN BONANZA ANNOUNCES ELECTION OF
DIRECTORS AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 27, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Corporation") is pleased to announce the voting results for the election of its Board of Directors at its annual general meeting (the "Meeting") which was held on June 26, 2013 in Vancouver, British Columbia.

All of the director nominees set out in the management information circular dated May 23, 2013 were re-elected as directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed. The detailed results of the proxies submitted for the vote on the election of directors are as follows:

		Percentage of	Votes	Percentage of
	Votes For	Votes For	Withheld	Votes Withheld
James Bagwell	51,370,642	96.06%	2,105,780	3.94%
Brian Kirwin	51,005,909	95.38%	2,470,513	4.62%
Robert McKnight	51,195,885	95.74%	2,280,537	4.26%
Jamie Newall	51,267,601	95.87%	2,208,821	4.13%
Wayne Tisdale	51,395,708	96.11%	2,080,714	3.89%

The shareholders voted in favour of all matters brought before the Meeting. The results of the other matters considered at the Meeting including the appointment of auditors and auditors' remuneration; ratification and approval of an Advance Notice Policy; and Amendments to the Company's Articles are reported in the Report of Voting Results as filed on SEDAR on June 26, 2013.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin, President & Chief Executive Officer